For:
Ameritrans Capital Corporation
For more information Contact:
Gary Granoff
(212) 355-2449

From:
Gregory FCA Communications, Inc.
For more information Contact:
Kathy Keyser
(610) 642-8253

Ameritrans Reports Fiscal Year 2004 Third Quarter Results

New York, NY, May 17, 2004- Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) reported financial results for the quarter ended March 31, 2004. For the company's third fiscal quarter, total investment income was $1.43 million compared to $1.55 million during the prior comparable period. Ameritrans reported a net loss available to common shareholders for the third quarter of fiscal year 2004 of ($135,998) or ($0.07) per basic and diluted common share, versus a net loss of ($182,222) or ($0.09) per basic and diluted common share for the same period of fiscal year 2003. The Company's net loan portfolio at March 31, 2004 was $54.1 million versus $55.1 million at March 31, 2003. Not included in the net loan portfolio for the period ended March 31, 2004 was $1.42 million of medallions owned which are represented through inter-company receivables from wholly-owned subsidiaries. The Company's net equity securities at March 31, 2004 were $1,011,507 versus $929,405 at June 30, 2003.

For the nine months ended March 31, 2004, Ameritrans reported total investment income of $4.30 million, compared to $4.74 million during the prior comparable period. Net loss available to common shareholders for the nine months ended March 31, 2004 was ($616,963) or ($0.30) per basic and diluted common share, versus a profit of $215,046, or $0.11 for the nine months ended March 31, 2003.

Gary C. Granoff, President of Ameritrans stated, "We have improved our net investment loss for the third quarter of fiscal year 2004, an increase on both a quarter-over-quarter and sequential basis. Our operating loss has diminished and our programs in Chicago to resell our defaulted medallion collateral, including our leasing programs through our new limited liability company subsidiaries, are making substantial progress and will have a positive result on future revenues and cash flow. Although we continue to be affected by the remaining foreclosures of Chicago medallion taxi loans that are still in progress, we expect to complete the remaining sales over the next few months. We believe that the steps taken during fiscal 2004 will produce better results for the company for the fiscal year ending June 30, 2005."

Ameritrans Capital Corporation is a specialty finance company engaged in making loans to and investments in small businesses. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation, was licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The company maintains its offices at 747 Third Avenue; 4th Floor; New York, NY 10017.

# # #

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Nine Months Ended March 31, 2004	Nine Months Ended March 31, 2003
INVESTMENT INCOME				
Interest on loans receivable	$ 1,249,444	$ 1,499,081	$ 3,970,646	$ 4,593,638
Fees and other income	130,030	48,604	238,476	148,173
Leasing income	48,837	-	86,385	-
TOTAL INVESTMENT INCOME	1,428,311	1,547,685	4,295,507	4,741,811
OPERATING EXPENSES				
Interest	345,172	555,249	1,060,604	1,622,264
Salaries and employee benefits	275,959	220,055	763,525	654,103
Occupancy costs	50,383	35,945	148,624	109,428
Professional fees	152,349	133,372	507,231	395,743
Miscellaneous administrative expenses	321,188	256,471	927,697	711,966
Loss on assets acquired in satisfaction of loans, net	5,102	57,800	41,171	72,464
Foreclosure expenses	46,769	161,667	310,302	281,838
Write off and depreciation of interest and loans receivable	254,159	220,530	865,713	412,884
TOTAL OPERATING EXPENSES	1,451,081	1,641,089	4,624,867	4,260,690
OPERATING (LOSS) INCOME	(22,770)	(93,404)	(329,360)	481,121
OTHER INCOME				
Gain on sale of securities	-	-	5,665	2,976
Equity share's loss of unconsolidated subsidiary	(24,747)	-	(24,747)	-
TOTAL OTHER INCOME	(24,747)	-	(19,082)	2,976
(LOSS) INCOME BEFORE INCOME TAXES	(47,517)	(93,404)	(348,442)	484,097
INCOME TAXES	4,106	4,443	15,396	15,926
NET (LOSS) INCOME	(51,623)	(97,847)	(363,838)	468,171
DIVIDENDS ON PREFERRED STOCK	(84,375)	(84,375)	(253,125)	(253,125)
NET (LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ (135,998)	$ (182,222)	$ (616,963)	$ 215,046
WEIGHTED AVERAGE SHARES OUTSTANDING				
- Basic	2,035,600	2,035,600	2,035,600	2,035,600
- Diluted	2,035,600	2,035,600	2,035,600	2,035,600
NET (LOSS) INCOME PER COMMON SHARE				
- Basic	$ (0.07)	$ (0.09)	$ (0.30)	$ 0.11
- Diluted	$ (0.07)	$ (0.09)	$ (0.30)	$ 0.11

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2004 (unaudited)	June 30, 2003
Loans receivable	$ 54,502,805	$ 55,306,678
Less: unrealized depreciation on loans receivable	(388,500)	(238,500)
Loans receivable, net	54,114,305	55,068,178
Cash and cash equivalents	434,536	498,669
Accrued interest receivable, net of unrealized depreciation of $82,100 and $691,000, respectively	1,133,589	1,321,591
Assets acquired in satisfaction of loans	853,689	1,142,189
Receivables from debtors on sales of assets acquired in satisfaction of loans	424,258	431,258
Equity investments	1,011,507	929,405
Property and leasehold improvements, net	432,715	173,100
Medallions	1,418,901	-
Prepaid expenses and other assets	646,508	527,511
TOTAL ASSETS	$ 60,470,008	$ 60,091,901

LIABILITIES & STOCK HOLDERS' EQUITY

	March 31, 2004 (unaudited)	June 30, 2003
LIABILITIES		
Debentures payable to SBA	$ 12,000,000	$ 9,200,000
Notes payable, banks	32,408,652	34,130,000
Accrued expenses and other liabilities	573,181	485,710
Accrued interest payable	63,948	219,671
Accrued dividend payable	84,375	84,375
TOTAL LIABILITIES	45,130,156	44,119,756
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock 500,000 shares authorized, none issued or outstanding	-	-
9 3/8% cumulative participating redeemable preferred stock $.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock $.0001 par value: 5,000,000 shares authorized; 2,045,600 shares issued, 2,035,600 outstanding	205	205
Additional paid-in-capital	13,869,545	13,869,545
Accumulated deficit	(1,814,687)	(1,197,725)
Accumulated other comprehensive income	(245,211)	(229,880)
	15,409,852	16,042,145
Less: Treasury stock, at cost, 10,000 shares of Common stock	(70,000)	(70,000)
TOTAL STOCKHOLDERS' EQUITY	15,339,852	15,972,145
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 60,470,008	$ 60,091,901